1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103-2921                               & Bockius LLP
215.963.5000                                              Counselors at Law
Fax: 215.963.5001


LEON SALKIN
ASSOCIATE
215.963.5620
LSALKIN@MORGANLEWIS.COM

September 25, 2013

FILED AS EDGAR CORRESPONDENCE

Mr. Dominic Minore, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re: The Advisors' Inner Circle Fund 485(a) Filing (File Nos. 033-42484 and
    811-06400)
    ----------------------------------------------------------------------------

Dear Mr. Minore:

On behalf of our client, The Advisors' Inner Circle Fund (the "Trust"), this letter responds to the comments you provided via telephone on August 27, 2013, regarding the Trust's post-effective amendment No. 216, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 217, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC on July 12, 2013 pursuant to Rule 485(a) under the 1933 Act, for the purpose of adding the AT Mid Cap Equity Fund and the AT Income Opportunities Fund (each, a "Fund" and together, the "Funds") as additional series of the Trust (the "Amendment"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS


1. COMMENT. Please confirm that the fees and expenses incurred indirectly by each Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year, or alternatively, add an "Acquired Fund Fees and Expenses" subcaption to the "Annual

Dominic Minore
September 25, 2013
Page 2

     Fund Operating Expenses" table and disclose in the subcaption the estimated fees and expenses to be incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds during the current fiscal year.

     RESPONSE. The fees and expenses incurred indirectly by each Fund as a result of investment in shares of one or more acquired funds are not expected to exceed 0.01 percent of the average net assets of the Fund during the current fiscal year.

2. COMMENT. Since neither Fund's Total Annual Fund Operating Expenses exceed its respective expense cap, please delete footnote 2 to each of the Annual Fund Operating Expenses tables.

     RESPONSE. The requested changes have been made.

3. COMMENT. Please provide a copy of the executed Expense Limitation Agreement relating to the Funds as an exhibit to the Trust's registration statement.

     RESPONSE. The agreement will be provided as an exhibit to a subsequent post- effective amendment to the Trust's registration statement.

4. COMMENT. Please disclose, if accurate, that the Board does not anticipate terminating the Expense Limitation Agreement prior to February 28, 2015.

     RESPONSE. The following sentence has been added to the "Investment Adviser" section:

          The Board has no current intention to terminate the agreement prior to February 28, 2015.

5. COMMENT. Please confirm that the AT Mid Cap Equity Fund not expect to use derivatives as part of its principal investment strategy or, alternatively, add derivatives disclosure that is consistent with the SEC's July 2010 letter to the Investment Company Institute (the "ICI Letter").(1)

     RESPONSE. The Adviser does not currently expect to use derivatives as part of the AT Mid Cap Equity Fund's principal investment strategy.


----------
(1) Letter from Barry D. Miller, Assoc. Dir., Office of Legal and Disclosure, Division of Investment Management, U. S. Securities and Exchange Commission, to Karrie McMillan, Esq., Gen. Counsel, Investment Company Institute (July 30, 2010), available at http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Dominic Minore
September 25, 2013
Page 3

6. COMMENT. Please confirm that the AT Mid Cap Equity Fund will count only those convertible securities that are "presently" convertible into equity securities toward satisfying its 80% policy.

     RESPONSE. The AT Mid Cap Equity Fund will count only those convertible securities that are "presently" convertible into equity securities toward satisfying its 80% policy.

7. COMMENT. Please confirm that neither Fund expects to invest in securities of emerging market issuers as part of its principal investment strategy or, alternatively, add appropriate risk disclosure.

     RESPONSE. The Adviser does not currently expect to invest assets of either Fund in securities of emerging market issuers as part of the Fund's principal investment strategy.

8. COMMENT. Please address the impact of foreign taxes as well as the lack of transparency and available information with respect to non-U.S. companies in each Fund's "Foreign Company Risk" paragraph.

     RESPONSE. The following disclosure has been added to the paragraphs:

          Foreign companies may not be registered with the SEC and are generally not subject to the regulatory controls imposed on U.S. issuers and, as a consequence, there is generally less publically available information about foreign securities than is available about domestic securities. Income from foreign securities owned by the Fund may be reduced by a withholding tax at the source, which tax would reduce income received from the securities comprising the portfolio.

9. COMMENT. In the AT Mid Cap Equity Fund's "Investment Style Risk" paragraph, please rephrase the fourth sentence as a risk and delete "sometimes" from the fifth sentence.

     RESPONSE. The fourth and fifth sentences of the paragraph have been revised to read as follows:

          Companies that do not pay dividends often have greater stock price declines during market downturns. Over time, a growth investing style may go in and out of favor, and when out of favor, may cause the Fund to underperform other equity funds that use differing investing styles.

Dominic Minore
September 25, 2013
Page 4

     10. COMMENT. Please specify the types of fixed income securities in which the AT Income Opportunities Fund may invest, including the credit quality rating of such securities, and add corresponding risk disclosure as appropriate.

     RESPONSE. The requested changes have been made.

11. COMMENT. In the last sentence of the first paragraph of the AT Income Opportunities Fund's "Principal Investment Strategies" section, please add "(writing)" after "sale" and clarify that the Fund is permitted to write only covered options in accordance with the disclosure in the Statement of Additional Information.

     RESPONSE. The sentence has been revised to read as follows:

          The Fund may also invest up to 25% of its assets in the sale (writing) of covered call or put options on common stocks to generate additional income and reduce volatility.


12. COMMENT. In the AT Income Opportunities Fund's "Principal Investment Strategies" section, please clarify whether the Fund may invest in companies not included in the Russell 1000[R] Index.

     RESPONSE. The section has been revised to read as follows:

          The Fund focuses on companies with market capitalizations within the range of the Russell 1000[R] Index during the prior year, but may invest in companies not included in the Index.

13. COMMENT. Please clarify in the "Purchasing, Selling and Exchanging Fund Shares" section what constitutes receipt of a purchase or sell order by the Funds' transfer agent.

     RESPONSE. The following sentence has been added to the "How to Purchase Fund Shares" and "How to Sell Your Fund Shares" sub-sections:

          The Funds do not consider the U.S. Postal Service or other independent delivery services to be their agents. Therefore, deposit in the mail or with such services of [purchase/sell] orders does not constitute receipt by the Funds' transfer agent. The share price used to fill the [purchase/sell] order is the next price calculated by a Fund after the Funds' transfer agent receives the order in proper form at the P.O. Box provided for regular mail delivery or the office address provided for express mail delivery.

Dominic Minore
September 25, 2013
Page 5

14. COMMENT. Please include a discussion of the Funds' "Principal Investment Strategies" and "Principal Risks" disclosed pursuant to Item 4 of Form N-1A in the response to Item 9 of Form N-1A.

     RESPONSE. General Instruction C.3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." In the Funds' prospectus, information relating to the Funds' principal investment strategies and risks has been included in response to Items 4(a) and 4(b) of Form N-1A, and therefore, consistent with Form N-1A instructions, such information has not been repeated in response to Item 9 of Form N-1A.

15.  COMMENT. In the "Related Performance Data of the Adviser" section:

     a. Please insert "all" before "actual separate accounts" and confirm that all accounts and funds managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Funds are included in the Composites.

     RESPONSE. We respectfully decline to make the requested change because only those accounts and funds with a minimum market value are included in the Composites. The Adviser has confirmed, however, that all accounts and funds managed by the Adviser that have investment objectives, policies and strategies substantially similar to those of the Funds and meet such minimum market value requirements are included in the Composites.

     b. Please confirm that the inclusion of any Accounts managed by the Adviser's predecessor entities in the Mid Cap Equity Strategy Composite is consistent with SEC Staff guidance and GIPS.

     RESPONSE. The Adviser has confirmed that no Accounts were managed by the Adviser's predecessor entities, and accordingly, the reference to such predecessor entities has been removed from the section.


     c. Please state that the "net of fees" performance data provided is net of all fees and expenses.

     RESPONSE. The section has been revised to read as follows:

          All fees and expenses, except custodial fees, if any, were included in the calculations.

     d. Please confirm supplementally that the exclusion of custodial fees from the performance calculations is permitted by GIPS.

Dominic Minore
September 25, 2013
Page 6

     RESPONSE. The Adviser has confirmed that the exclusion of custodial fees from the performance calculations is permitted by GIPS.

     e. In the fourth paragraph of the section, please add a "plain english" explanation of the reasons for the changes in performance calculation methodologies and the effect that the changes have had on the performance presentation.

     RESPONSE. The following disclosure has been added to the paragraph:

          In order to improve accuracy and maintain compliance with evolving GIPS standards, the Adviser has at times modified its performance calculation methodology. None of these changes, however, have had a material impact on the performance presentation.

     f. Please clarify whether the Mid Cap Equity Strategy Composite returns were calculated annually prior to January 1, 2006.

     RESPONSE. The section has been revised to read as follows:

          At all times, annual Composite returns were calculated by geometrically linking the monthly or quarterly Account returns.

     g. Please confirm supplementally that all performance calculation methodologies were consistent with GIPS at the time of their use.

     RESPONSE. The Adviser has confirmed that all performance calculation methodologies were consistent with GIPS at the time of their use.

     h. Please replace "Mid Cap Growth Equity Strategy Composite" with "Mid Cap Equity Strategy Composite" in the heading of the first table in the section.

     RESPONSE. The requested change has been made.

     i. In footnote 1 to the tables, please add the word "only" between "includes" and "discretionary Accounts."

     RESPONSE. The requested changes have been made.

     j. Please disclose the basis for limiting the Composites to Accounts with the specified minimum market values and confirm supplementally that such limitations did not materially impact the performance presentations.

Dominic Minore
September 25, 2013
Page 7

     RESPONSE. The following sentence has been added to footnote 1 to the tables:

          The minimum market values represent the level of assets required to fully implement the Composite's strategy.

     The Adviser has confirmed that limiting the Composites to Accounts with the specified minimum market values did not materially impact the performance presentations.

     k. In footnote 2 to the tables, please define the term "investment style" and confirm that the "security holdings" of each Index are consistent with the respective Composite's investment strategies.

     RESPONSE. The referenced terms have been removed from the footnotes.

     l.   Please explain how investors should interpret the dispersion values.

     RESPONSE. The following disclosure has been added to footnote 3 to the Mid Cap Equity Strategy Composite table:

          If the individual Account returns are normally distributed around the mean return, then approximately 68%, 95% and 99.7% of the Accounts will have returns falling between the mean plus or minus one, two, and three standard deviations, respectively.

     In addition, "%" has been added to each value in the "Dispersion" column of the table.

     m. Please confirm supplementally that July 31, 1992 and March 1, 2012 are the dates that the Adviser began managing Accounts with investment objectives, policies and strategies substantially similar to those of the AT Mid Cap Equity Fund and AT Income Opportunities Fund, respectively.

     RESPONSE. The Adviser has confirmed that July 31, 1992 and March 1, 2012 are the dates that the Adviser began managing Accounts with investment objectives, policies and strategies substantially similar to those of the AT Mid Cap Equity Fund and AT Income Opportunities Fund, respectively.

     n. Please confirm supplementally that the index weightings in the Income Opportunities Strategy Composite's blended benchmark are appropriate given the Account holdings and that the AT Income Opportunities Fund will use the same blended benchmark.

Dominic Minore
September 25, 2013
Page 8



     RESPONSE. The Adviser has confirmed that the index weightings in the Income Opportunities Strategy Composite's blended benchmark are appropriate given the Account holdings and that the AT Income Opportunities Fund will use the same blended benchmark.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION


16. COMMENT. Please confirm supplementally that "earmarking assets" is consistent with Investment Company Act Release No. 10666 (Apr. 18, 1979).

     RESPONSE. Although Investment Company Act Release No. 10666 does not explicitly address earmarking assets as a method of covering obligations to avoid the creation of a senior security, later SEC Staff guidance has endorsed this practice.

     In MERRILL LYNCH ASSET MANAGEMENT, L.P. (July 2, 1996), the SEC Staff noted that "segregated assets do not need to be physically segregated" and that
     "it is sufficient..... if the fund's custodian notes on its books that the assets in question are 'segregated.'" Furthermore, in the "Dear Chief Financial Officer" Letter (Nov. 7, 1997) Lawrence A. Friend, Chief Accountant, Division of Investment Management, indicated that the SEC Staff "would not object if assets segregated under Section 18 were designated solely on the fund's records and not designated on the fund's custodian's records."

17. COMMENT. In the "Investment Limitations" section, please revise the narrative disclosure with respect to the fundamental investment policy on concentration to clarify that industrial revenue bonds (i.e., those bonds that are issued by municipalities to finance non-governmental projects) will be counted by the Funds as investments in the industry to which they are related, and thus subject to the 25% industry concentration limit.

     RESPONSE. We are unaware of any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that require this interpretation. We are also unaware of any support for this interpretation in the historical views of the SEC Staff with respect to industry concentration limits as reflected in former Guide 19 to Form N- 1A or Investment Company Act Release IC-9785 (May 31, 1977). We therefore respectfully decline to make the requested change.

18. COMMENT. In the "Investment Limitations" section, please clarify in the first fundamental policy that repurchase agreements include only those involving securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

     The policy has been revised to read as follows:

Dominic Minore
September 25, 2013
Page 9

     Each Fund may not..... purchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of the Fund's investments in that industry would equal or exceed 25% of the current value of the Fund's total assets, provided that this restriction does not limit the Fund's investments in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, repurchase agreements involving such securities, securities of other investment companies, or municipal securities.

19. COMMENT. In the "Investment Limitations" section, please include information regarding the provisions for borrowing money and issuing senior securities in the 1940 Act.

     RESPONSE. The following disclosure has been added after the non-fundamental policies:

          The following descriptions of certain provisions of the 1940 Act may assist investors in understanding the above policies and restrictions:

          BORROWING. The 1940 Act presently allows a fund to borrow from any bank in an amount up to 33 1/3% of its total assets (including the amount borrowed) and to borrow for temporary purposes in an amount not exceeding 5% of the value of its total assets. Transactions that are fully collateralized in a manner that does not involve the prohibited issuance of a "senior security" within the meaning of Section 18(f) of the 1940 Act, shall not be regarded as borrowings for the purposes of the Fund's investment restriction. Section 18(f) of the 1940 Act permits an investment company to borrow only from banks.

          SENIOR SECURITIES. Senior securities may include any obligation or instrument issued by a fund evidencing indebtedness. The 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.

     Corresponding explanatory disclosure regarding concentration, diversification, lending, investments in real estate and commodities, and underwriting securities have also been added to the section.

Dominic Minore
September 25, 2013
Page 10

20. COMMENT. In the last paragraph of the "Investment Limitations" section, please state that in the event that a change in values or assets causes a Fund to not adhere to a fundamental or non-fundamental percentage restriction, the Fund will only make investments that will bring it toward meeting such restriction.

     RESPONSE. The following sentence has been added to the paragraph:

          Under normal circumstances, if such a change in values or assets causes a Fund to not adhere to a percentage restriction, the Fund will only make investments that will bring it toward meeting such restriction.

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
---------------
Leon Salkin